WASHINGTON, DC 20549

FORM 12b-25

Commission File Number 000-52107

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form N-SAR	☐ Form 20-F ☐ Form N-CSR	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D

For Period Ended:         September 30, 2009
☐	Transition Report on Form 10-K	☐	Transition Report on Form 10-Q
☐ ☐	Transition Report on Form 20-F Transition Report on Form 11-K	☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Read instruction (on back page) before preparing form.  Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:_______________________________

PART I
REGISTRANT INFORMATION

Full name of registrant   Helix Wind, Corp.

Former name if applicable

                           1848 Commercial Street
Address of principal executive office (Street and number)

City, state and zip code   San Diego, California 92113

PART II
RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate.)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D,  N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant has recently received comments from the Securities and Exchange Commission  with respect to its Quarterly Reports on Form 10-Q for the quarters ended March 31, 2009 and June 30, 2009. Due to the delay in incorporating and finalizing such comments, the Registrant is unable to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2009 in a timely manner, which delay could not be eliminated by the Registrant without unreasonable effort and expense.

PART IV
OTHER INFORMATION

(1)           Name and telephone number of person to contact in regard to this notification

Kevin Claudio	877	246-4354
(Name)	(Area Code)	(Telephone number)

(2)           Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

☒ Yes  ☐ No

(3)           Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes  ☒ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

  Helix Wind, Corp.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date November 16, 2009	By: /s/ Kevin Claudio
Name: Kevin Claudio
Title: Chief Financial Officer

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).